

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via Facsimile
Mr. Erik K. Bardman
Chief Financial Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, California 94555

>   **Re: Logitech International S.A.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2011**
>   **Filed May 27, 2011**
>   **File No. 000-29174**

Dear Mr. Bardman:

We have reviewed your letter dated November 18, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 28, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2011

Schedule II – Valuation and Qualifying Accounts

1.   We note your response to prior 1 and have the following additional comments.

- We note that you recharacterized $9 million in reserves as of March 31, 2009 from cooperative marketing programs to customer incentive programs due to a change in the nature and goals of the discounts. Please confirm whether this was a change to existing programs or whether you replaced existing programs with new programs. To the extent that you modified the terms of existing programs, tell us how these modifications were executed with your partners.

- We note that you re-grouped $13 million in reserves as of March 31, 2009 from customer incentive programs to pricing programs due to increased discounts associated with increases in your gross selling prices. Please tell us how increases in your discounts resulted in a decrease in customer incentive programs. In this regard, explain whether existing incentive programs were modified or whether the increased discounts related to new programs. To the extent that you modified the terms of existing programs, tell us how these modifications were executed with your partners.
- We note that the increase in customer incentive program reserves during 2011 was driven by increases in consumer rebates and increases in performance discounts. We further note that the increase in sales return reserves increased due to higher expected returns on specific products in your Americas region. Please further describe the circumstances that led to the increase in consumer rebates, performance discounts and expected returns.
- Finally, we note that lower sales return trends resulted in decreased sales return reserves during 2010. Please further describe the circumstances that led to the decrease in lower sales return trends.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief